Exhibit 7.3

August 31, 2015

The Board of Directors

iKang Healthcare Group, Inc.

B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

Mr. Ligang Zhang (“Mr. Zhang”), Founder, Chairman of the Board of Directors (the “Board”), and Chief Executive Officer of iKang Healthcare Group, Inc. (the “Company”) and certain of his affiliated entities, and FV Investment Holdings (“FountainVest”, together with Mr. Zhang and his affiliated entities, the “Buyer Group”), are pleased to submit this preliminary non-binding proposal to acquire all outstanding Class A common shares (the “Shares”) and American depositary shares (“ADSs”, each representing ½ Share) of the Company not owned by the Buyer Group in a going-private transaction (the “Acquisition”).  Our proposed purchase price is US$17.80 per ADS in cash.  The Buyer Group currently beneficially owns approximately 12.6% of all the issued and outstanding Shares of the Company, which represent approximately 34.5% of the aggregate voting power of the Company.

We believe that our proposed price provides an attractive opportunity to the Company’s shareholders.  This price represents a premium of 10.8% to the closing price of the Company’s ADSs on August 28, 2015 and a premium of 18.0% and 9.7% to the volume-weighted average closing price of the Company’s ADSs during the last 7 and 30 trading days, respectively.

The terms and conditions upon which we are prepared to pursue the Acquisition are set forth below.  We are confident in our ability to consummate an Acquisition outlined in this letter.

1.              Buyer Group. Members of the Buyer Group have entered into a consortium agreement dated as of the date hereof, pursuant to which members of the Buyer Group agree to, among other things, cooperate in connection with implementing the Acquisition, and work with each other on an exclusive basis in pursuing the Acquisition.

2.              Purchase Price. Our proposed consideration payable for the Shares acquired in the Acquisition is US$17.80 per ADS, or US$35.60 per Share (the “Offer Price”), in cash.

3.              Financing. We intend to finance the Acquisition with a combination of debt and/or equity capital.  Equity financing will be provided by the Buyer Group in the form of cash and rollover equity in the Company, and from any additional equity investor who may be admitted to the Buyer Group.  Debt financing is expected to be provided by loans from third party financial institutions.  We are confident that we can timely secure adequate financing to consummate the Acquisition.

4.              Due Diligence. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company.  We would like to ask the Board of the Company to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of equity and debt financing subject to a customary form of confidentiality agreement.

5.              Definitive Agreement. We are prepared to negotiate and finalize definitive agreements (the “Definitive Agreements”) expeditiously.  This proposal is subject to execution of the Definitive Agreements.  These documents will include provisions typical for transaction of this type.

6.              Confidentiality. The Buyer Group will, as required by law, promptly file a Schedule 13D to disclose this proposal.  We are sure you will agree with us that it is in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7.              Process. We believe that the Acquisition will provide value to the Company’s shareholders.  We recognize of course that the Board will evaluate the proposed Acquisition independently before it can make its determination whether to endorse it.  In considering the proposed Acquisition, you should be aware that we are interested only in acquiring the outstanding Shares that the Buyer Group does not already own, and that the Buyer Group does not intend to sell their stake in the Company to a third party.

8.              No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding offer, agreement or commitment with respect to an Acquisition.  Such a commitment will result only from the execution of Definitive Agreements, and then will be on the terms provided in such documentation.

9.              About FountainVest. FountainVest Partners is a leading China-focused private equity firm.  FountainVest’s investments are long term oriented, and targets high growth industry leaders in China in the healthcare, consumer, media and technology, and other sectors. FountainVest works closely with management teams to create value in the areas of strategy, operations, finance, industry consolidation and governance.

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In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

/s/ LIGANG ZHANG

TIME INTELLIGENT FINANCE LIMITED

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

SHANGHAIMED, INC.

By:	/s/ LIGANG ZHANG
Name: Ligang Zhang
Title: Director

FV INVESTMENT HOLDINGS

By:	/s/ TANG KUI
Name: TANG Kui
Title: Director